UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30500 / April 30, 2013

_____

In the Matter of   :
                                                                                          :
ROYCE VALUE TRUST, INC.   :
ROYCE GLOBAL VALUE TRUST, INC.   :
ROYCE & ASSOCIATES, LLC   :
                                                                                          :
745 FIFTH AVENUE   :
NEW YORK, NEW YORK 10151   :
                                                                                          :
                                                                                          :
(812-13880)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
("ACT") GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(C) OF
THE ACT, UNDER SECTION 17(b) GRANTING AN EXEMPTION FROM SECTION 17(a)
OF THE ACT, AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1
THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS

Royce Value Trust, Inc. ("Value Trust") Royce Global Exchange Trust ("Global Trust") and
Royce & Associates, LLC filed an application on March 17, 2011 and amendments to the
application on August 16, 2011, May 22, 2012, and March 6, 2013, requesting an order under
section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A) and 12(d)(1)(C) of the Act, under section 17(b) of the Act granting an
exemption from section 17(a) of the Act, and under 17(d) of the Act and rule 17d-1 thereunder to
permit certain joint transactions.

The order would permit Value Trust to transfer a segment of its assets to Global Trust, a newly
formed, wholly-owned subsidiary that is a registered closed-end investment company, and to
distribute the shares of Global Trust common stock to Value Trust's common stockholders.

On April 4, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30448). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended that granting the requested exemption is consistent with the public
interest and the protection of investors.

It is also found that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

It is further found that the participation of each registered investment company in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of the other participants.

Accordingly, in the matter of Royce Value Trust, Inc., et al. (File No. 812-13880),

IT IS ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(C) of the Act is granted, effective immediately.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 thereunder that the application to permit certain joint transactions in accordance with section 17(d) and rule 17d-1 is granted, effective immediately.

 For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary